January 19, 2011

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:

Form N-14 for the Calvert VP S&P MidCap 400 Index Portfolio, a series of Calvert Variable Products, Inc., and the Calvert VP SRI Balanced Portfolio, a series of Calvert Variable Series, Inc.  (File Nos. 333-171210 and 333-171211, respectively)

Ms. Roberts:

In response to our conversation on Tuesday, January 11, 2011, I plan to file Pre-Effective Amendment No. 1 to the Form N-14 for the reorganization of (i) the Calvert VP Mid Cap Value Portfolio into the Calvert VP S&P MidCap 400 Index Portfolio and (ii) the Calvert VP Balanced Index Portfolio into the Calvert VP SRI Balanced Portfolio. Capitalized terms used in this letter have the meaning assigned thereto in the Registration Statement.

The revised documents include the following revisions in response to your comments:

(i)              a new sentence in the second to last paragraph of the President’s letter indicating that a vote may be revoked by following the revocation procedures set forth in the attached Prospectus/Proxy Statement;

(ii)            a reference in the third bullet under “Synopsis—Reorganization Plans” indicating that the value of the Record Holder’s shares will be computed as of the close of the New York Stock Exchange;

(iii)           new text under “Synopsis—Investment Objectives” regarding the Balanced Reorganization that describes the investment objectives of Balanced Index and SRI Balanced in greater detail;

(iv)          a new section under “Synopsis” entitled “Distribution, Purchase, Exchange and Redemption of Portfolio Shares”;

(v)            the presentation of the Merging Portfolio and Acquiring Portfolio fees and expenses under “Expenses” as of June 30, 2010 (based on several conversations with Jason Fox on January 18, 2011);

(vi)          the insertion of an asterisk after “Mid Cap Value” just prior to the Calendar Year Total Returns chart for Mid Cap Value;

(vii)         the insertion of a column in each Average Annual Total Returns table to separate the data relating to the Merging Portfolio from the data relating to the Acquiring Portfolio;

(viii)       revised text under “Information About Each Reorganization” that clarifies how the contractual expense limitation in effect for Balanced Index through April 30, 2011 will cause CAMCO to bear the reorganization expenses allocated to Balanced Index;

(ix)          the insertion of a missing double asterisk in the capitalization chart; and

(x)            the correction of various typographical errors.

In addition to the foregoing revisions, I also updated the performance information to include calendar year 2010 data and inserted information relating to the indices that was previously omitted.

I did not shade the Average Annual Total Returns tables because in my opinion it did not enhance the presentation of the data.  Similarly, I did not delete the “Since Mid Cap Value Inception” column included in the presentation of the MidCap 400 Index performance data because the presentation of that data enables shareholders to directly compare Mid Cap Value and MidCap 400 Index for that time period (which is just two days short of a full ten-year period).  Without this information shareholders would only be able to directly compare the two Portfolios for the 1 year and 5 year time periods.  I also did not bold any text in the fifth paragraph under “Information About Each Reorganization” because the computation of investment company taxable income without regard to the deduction for dividends paid is a standard industry practice.

I confirm that I will file an auditor’s consent for each Portfolio dated within five days of the effective date.

On behalf of Registrants, I acknowledge that:

Calvert Variable Products, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

Calvert Variable Series, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Neither Calvert Variable Products, Inc. nor Calvert Variable Series, Inc., as applicable, may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, please feel free to contact me at 301-657-7044 with any questions or comments about this filing.

Very truly yours,

/s/ Andrew K. Niebler

Andrew Niebler
Associate General Counsel
Calvert Group, Ltd.